CORRESP

Frisch’s Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206

April 7, 2014

VIA FEDERAL EXPRESS AND EDGAR

Donald Field
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Frisch’s Restaurants, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended May 28, 2013 Filed August 5, 2013 File No. 001-07323

Dear Mr. Field:
Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 3, 2014 regarding the Form 10-K referenced above. The Staff’s comment is set forth in bold, followed by the Company’s response.
Signatures, page 83

1.
Please confirm that in future filings you will revise the second half of your signature page to include the signature of your principal financial officer and controller or principal accounting officer. Refer to General Instructions D.(2) of Form 10-K. In this regard, we note that Mr. Lanning signed the first half of the signature page on behalf of the registrant but he did not sign the second half of the signature page in his capacities as “Vice President-Finance, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer.”

Company Response: The Company confirms that in future filings, the second half of the signature page will include the signature of the Company’s principal financial officer and controller or principal accounting officer, in accordance with General Instruction D.(2) of Form 10-K.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further comments or questions, please contact me at the Company’s address or by email as previously provided.
Sincerely,

/s/ Mark R. Lanning
Mark R. Lanning
Vice President-Finance and Chief Financial Officer

Cc: Craig F. Maier
President and Chief Executive Officer